SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              DEL WEBB CORPORATION
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                   947423109
                                 (CUSIP Number)

                             Donald G. Kempf, Jr.
          Executive Vice President, Chief Legal Officer and Secretary
                        Morgan Stanley Dean Witter & Co.
                                 1585 Broadway
                            New York, New York 10036
                                 212 761 6321

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 2, 2001
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)




     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 947423109                                          Page 2 of 11 Pages



1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Morgan Stanley Dean Witter & Co.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
     N/A

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [ ]
     N/A

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DE


                              7    SOLE VOTING POWER

    NUMBER OF SHARES          8    SHARED VOTING POWER
BENEFICIALLY OWNED BY EACH         1,412,521
  REPORTING PERSON WITH
                              9    SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER
                                   1,412,521

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,412,521

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
     N/A

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.55%

14   TYPE OF REPORTING PERSON*
     HC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                             SEC 1746 (9-88) 2 of 7

                                  SCHEDULE 13D

CUSIP No.947423109                                           Page 3 of 11 Pages



1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Morgan Stanley & Co. Incorporated


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]
                                                                        (b) [ ]
     N/A

3    SEC USE ONLY


4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [ ]
     N/A

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DE

                              7    SOLE VOTING POWER
                                   1,274,800

     NUMBER OF SHARES         8    SHARED VOTING POWER
BENEFICIALLY OWNED BY EACH
  REPORTING PERSON WITH       9    SOLE DISPOSITIVE POWER
                                   1,274,800

                              10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,274,800

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
     N/A

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.81%

14   TYPE OF REPORTING PERSON*
     BD

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1746 (9-88) 2 of 7

   Item 1.  Security and Issuer.

     The class of equity securities to which this statement relates is the common stock par value $0.001 (the "Shares") of Del Webb Corporation, a Delaware corporation. The principal executive offices of the Issuer are located at 6001 North 24th Street, Phoenix, Arizona 85016.

   Item 2.  Identity and Background.

     The names of the persons filing this statement (collectively, the "Reporting Persons") are: (1) Morgan Stanley Dean Witter & Co. ("Morgan Stanley Dean Witter"), a Delaware corporation and (2) Morgan Stanley & Co. Incorporated ("Morgan Stanley & Co."), a Delaware corporation.

     The principal business address of Morgan Stanley Dean Witter and Morgan Stanley & Co. is 1585 Broadway, New York, New York 10036. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Morgan Stanley Dean Witter and Morgan Stanley & Co. are set forth on Schedule A.

     Morgan Stanley Dean Witter is a holding company whose wholly-owned subsidiaries are engaged in the securities, asset management and credit services businesses. Morgan Stanley & Co. is a broker-dealer registered under
Section 15 of the Securities Exchange Act of 1934.

     During the last five years, none of the Reporting Persons, nor to the best of knowledge of any of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.

     Morgan Stanley & Co. used internally generated funds to purchase the Shares beneficially owned by it.

   Item 4.  Purpose of Transaction.

     Morgan Stanley & Co. and its affiliates acquired the Shares in the ordinary course of their respective proprietary trading, investment and investment management activities. Most of the Shares were acquired by Morgan Stanley & Co. in the ordinary course of the business of risk arbitrage. See
Item 5. The Reporting Persons review their holdings of the issuer on an ongoing basis. Depending on such review, the Reporting Persons may consider from time to time various courses of action with respect to their ownership of the Shares, including the acquisition of additional Shares as well as the disposition of all or a portion of the Shares, in either case through open market purchases, privately negotiated transactions, tender offers, exchange offers, redemptions, public offerings and otherwise. Except as set forth above, the Reporting Persons have no plan or proposal which relates to or would result in any of the transactions described in paragraphs (a) through (j) of item 4 of
Schedule 13D.

   Item 5.  Interest in Securities of the Issuer.

     (a) Morgan Stanley & Co. has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 1,274,800 Shares, representing approximately 6.81% of the outstanding Shares. Morgan Stanley Dean Witter, as the wholly owning parent of Morgan Stanley & Co., may be considered to indirectly beneficially own such Shares as well as 137,721 Shares acquired by certain of its investment management affiliates, representing in aggregate approximately 7.55% of the outstanding Shares.

     Except as set forth in this Item 5(a), neither the Reporting Persons, nor any person controlling the Reporting Persons, nor, to the best knowledge of any of the Reporting Persons, any persons named in Schedule A hereto beneficially owns any Shares.

     (b) Morgan Stanley & Co. has sole power to vote and to dispose of 1,274,800 Shares. Morgan Stanley Dean Witter has shared voting and dispositive power with respect to 1,412,521 Shares.

     (c) Information concerning acquisitions and dispositions of Shares is set forth on Schedule B.

     (d) Inapplicable.

     (e) Inapplicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

   Item 7.  Material to be Filed as Exhibits.

     None.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 6, 2001

                                               MORGAN STANLEY DEAN WITTER & CO.


                                               By: /s/ Stuart Breslow
                                                   -----------------------------
                                                   Name:  Stuart Breslow
                                                   Title: Authorized Signatory


                                               MORGAN STANLEY & CO. INCORPORATED


                                               By: /s/  Stuart Breslow
                                                   -----------------------------
                                                   Name:  Stuart Breslow
                                                   Title: Managing Director

                                                                     SCHEDULE A


                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                        MORGAN STANLEY DEAN WITTER & CO.


     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley Dean Witter & Co. ("MSDW") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of MSDW at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSDW and each individual is a United States citizen.

  Name, Business Address          Present Principal Occupation
  ----------------------          ----------------------------
* Philip J. Purcell               Chairman of the Board and Chief Executive
                                  Officer

* Robert G. Scott                 President and Chief Operating Officer

* Robert P. Bauman                Retired; former Chief Executive Officer of
  Invensys plc                    Smithkline Beecham plc
  Invensys House
  Carlisle Place
  London SW1P 1BX
  ENGLAND

* Edward A. Brennan               Retired; former Chairman of the Board,
  400 North Michigan Avenue       President and Chief Executive Officer of Sears
  Chicago, IL 60611

* C. Robert Kidder                Chairman of the Board and Chief Executive
  Borden, Inc.                    Officer of Borden, Inc.
  180 East Broad Street
  Columbus, OH 43215

* John W. Madigan                 Chairman, President and Chief Executive
  Tribune Company                 Officer of Tribune Company
  435 North Michigan Avenue,
  Suite 2300
  Chicago, IL 60611

* Miles L. Marsh                  Former Chairman of the Board and Chief
  W.H. Clark & Assoc.             Executive Officer of Fort James Corporation
  20 S. Clark St., Ste. 2222
  Chicago, IL 60603

* Michael A. Miles                Special Limited Partner of Forstmann Little &
  1350 Lake Road                  Co.
  Lake Forest, IL 60045

* Charles F. Knight               Chairman of Emerson Electric Co.
  Emerson Electric
  800 West Florissant
  St. Louis, MO 63136

* Laura D'Andrea Tyson            Dean of the Walter A. Haas School of Business
  Walter A. Haas School of        at the University of California, Berkeley
  Business
  University of Calif., Berkeley
  Berkeley, CA 94720-1900

  Stephen S. Crawford             Executive Vice President and Chief Financial
                                  Officer

  Roger C. Hochschild             Executive Vice President and Chief Strategic
                                  and Administrative Officer

  Donald G. Kempf, Jr.            Executive Vice President, Chief Legal Officer
                                  & Secretary

  Tarek F. Abdel-Meguid           Head of Worldwide Investment Banking

  Zoe Cruz                        Head of Worldwide Fixed Income Division

  John P. Havens                  Head of Worldwide Institutional Equities Group

  Mitchell M. Merin               President and COO, Asset Management

  David W. Nelms                  President and COO, Discover Financial Services

  Stephan F. Newhouse             Co-President and COO, Institutional Securities
                                  Group

  Vikram S. Pandit                Co-President and COO, Institutional Securities
                                  Group

  Joseph R. Perella               Chairman of Institutional Securities Group

  John H. Schaefer                President and COO, Individual Investor Group




--------------
* Director

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                       MORGAN STANLEY & CO. INCORPORATED


     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley & Co. Incorporated ("MS&Co") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of MS&Co at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS&Co and each individual is a United States citizen.

Name, Business Address            Present Principal Occupation
----------------------            ----------------------------

Directors
---------

Zoe Cruz Managing Director of MS&Co. and Head of Worldwide Fixed Income Division of MSDW

Bruce D. Fiedorek                 Vice Chairman and Managing Director of MS&Co.

Mario Francescotti (UK citizen)   Managing Director of MS&Co. and President
                                  and Chief Operating Officer of MSDW Asia
                                  Limited.

John P. Havens                    Managing Director of MS&Co. and Head of
                                  Worldwide Institutional Equities Group of MSDW

Donald G. Kempf, Jr.              Managing Director of MS&Co. and Executive
                                  Vice President, Chief Legal Officer &
                                  Secretary of MSDW

Tarek F. Abdel-Meguid             Managing Director of MS&Co. and Head of
                                  Worldwide Investment Banking of MSDW

Eileen K. Murray                  Managing Director of MS&Co. and Chief
                                  Administrative Officer of MS&Co.

Stephan F. Newhouse               Managing Director of MS&Co. and Co-President
                                  and COO, Institutional Securities Group of
                                  MSDW

Vikram S. Pandit                  Managing Director of MS&Co. and Co-President
                                  and COO, Institutional Securities Group of
                                  MSDW

Ralph L. Pellecchio               Managing Director of MS&Co. and General
                                  Counsel and Secretary of MS&Co.

Joseph R. Perella                 Managing Director of MS&Co. and Chairman of
                                  Institutional Securities Group of MS&Co.

Thierry G. Porte (French citizen) Managing Director of MS&Co. and President of MSDW Japan Limited

Philip J. Purcell                 Managing Director of MS&Co. and Chairman of
                                  the Board and Chief Executive Officer of MSDW

Executive Officers
------------------

Joseph R. Perella                 Managing Director of MS&Co. and Chairman
                                  of Institutional Securities Group of MSDW

Bruce D. Fiedorek                 Vice Chairman and Managing Director of MS&Co.

Stephan F. Newhouse               Managing Director of MS&Co. and Co-President
                                  and COO, Institutional Securities Group of
                                  MSDW

Vikram S. Pandit                  Managing Director of MS&Co. and Co-President
                                  and COO, Institutional Securities Group of
                                  MSDW

Ralph L. Pellecchio               Managing Director of MS&Co. and General
                                  Counsel and Secretary of MS&Co.

Alexander C. Frank                Managing Director of MS&Co. and Treasurer
                                  of MS&Co. and MSDW

Stephen S. Crawford               Managing Director of MS&Co. and CFO of MS&Co.
                                  and MSDW

                                                                     SCHEDULE B

           TRANSACTIONS IN SHARES OF THE ISSUER BY REPORTING PERSONS


     All of the transactions in Shares set forth below were made by Morgan Stanley & Co. All were open market transactions.


Purchases
---------

Date of Transaction   Number of Shares     Price Per Share
-------------------   ----------------     ---------------
     5/1/01                5,000                  38.65
                           6,000                  37.90
                          25,000                  39.00
                          21,000                  38.75
                          20,000                  38.70
                          10,000                  39.25
                         170,000                  38.40
                          30,000                  38.39
                          10,000                  38.32
                          21,600                  38.50
                             400                  38.45
                         123,100                  38.51
     5/2/01               10,000                  38.90
                          10,000                  38.89
                          21,600                  38.86
                           6,000                  38.85
                          12,000                  38.79
                          20,000                  38.70
                         141,400                  38.50
                          30,000                  38.42
                          14,000                  38.55
                          20,000                  38.47
                          15,000                  38.45
                          98,200                  38.80
                           5,000                  38.75
                         100,000                  38.73
     5/4/01                6,000                  38.90
                          27,400                  38.95
                             100                  38.91
                           1,400                  38.99
                          20,000                  39.00
                             100                  39.09
                           2,500                  39.10
                             200                  39.11
                             700                  39.19
                           9,100                  39.11
                           3,000                  39.20
                           1,600                  39.15
                           5,400                  39.12
                           5,700                  39.05
                          25,000                  39.25

Date of Transaction   Number of Shares     Price Per Share
-------------------   ----------------     ---------------
     5/7/01               5,000                   40.50
                         33,000                   40.00
                          2,000                   39.99
                          3,800                   39.81
                         44,000                   39.80
                         10,000                   39.65
                          6,000                   39.25
     5/8/01               7,000                   40.31
                         25,000                   40.20
                         70,000                   40.40
     5/9/01               3,500                   40.40
     5/10/01              3,500                   40.04
                          1,000                   40.50
     5/11/01             21,300                   40.88
     5/21/01              5,000                   38.51
     5/23/01             10,000                   38.28
     6/06/01             13,300                   38.25
                          4,700                   38.24
                          2,000                   38.20
                        =======

Total                 1,320,100

Sales
-----
Date of Transaction   Number of Shares     Price Per Share
-------------------   ----------------     ---------------
     6/28/01                200                   39.23
                         10,100                   39.20
     6/29/01              5,000                   39.20
                          5,200                   39.30
                          3,100                   39.29
                          1,300                   39.40
                          2,700                   38.60
                          2,700                   38.25
     7/02/01                100                   38.95
                          9,900                   38.90
                          5,000                   38.94
                         ======

Total                    45,300